Exhibit (h)(5)

November 19, 2008

Columbia Funds Variable Insurance Trust (the “Trust”)

One Financial Center

Boston, MA 02111

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Columbia Management Advisors, LLC notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its management fee and, to the extent necessary, bear other expenses to the extent that expenses of a Fund, exclusive of distribution and service fees*, brokerage commissions, interest (exclusive of custodial charges relating to overdrafts), taxes and extraordinary expenses, exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust.

For purposes of determining any such waiver or expense reimbursement, expenses of the Funds shall reflect the application of balance credits made available by the Funds’ custodian.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on
Form N-1A for the Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

Columbia Management Advisors, LLC

By:	/s/ J. Kevin Connaughton
Name:	J. Kevin Connaughton
Title:	Managing Director

Agreed and Accepted

on behalf of the Trust

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of the Fund.

*	For Class B shares of Columbia Mid Cap Value Fund, Variable Series, the waiver and/or expense reimbursement is inclusive of distribution and service fees.

ATTACHMENT A

As of November 19, 2008

	Annual	Expiration Date
	Expense Limit	of Expense Limit
Fiscal Year: December 31
Columbia Federal Securities Fund, Variable Series[1]	0.60%	April 30, 2010
Columbia Mid Cap Value Fund, Variable Series[1]	1.00%	April 30, 2010
Columbia S&P 500 Index Fund, Variable Series	0.37%	April 30, 2009
Columbia Select Large Cap Growth Fund, Variable Series[2]	0.85%	April 30, 2010
Columbia Select Opportunities Fund, Variable Series[2]	0.91%	April 30, 2010
Columbia Value and Restructuring Fund, Variable Series[2]	0.86%	April 30, 2010

[1]

At the September 23, 2008 meeting of the Board of the Trust, Columbia Management Advisors, LLC notified the Board regarding the expense limitation agreement for each of Columbia Federal Securities Fund, Variable Series and Columbia Mid Cap Value Fund, Variable Series.

[2]

At the August 12, 2008 meeting of the Board of the Trust, Columbia Management Advisors, LLC notified the Board regarding the expense limitation agreement for each of Columbia Select Large Cap Growth Fund, Variable Series, Columbia Select Opportunities Fund, Variable Series and Columbia Value and Restructuring Fund, Variable Series. Columbia Management Advisors, LLC is entitled to recover from Columbia Select Large Cap Growth Fund, Variable Series, Columbia Select Opportunities Fund, Variable Series and Columbia Value and Restructuring Fund, Variable Series any fees waived and/or expenses reimbursed for a three year period following the date of such fee waiver and/or expense reimbursement if such recovery does not cause such Fund’s expenses to exceed the expense limitation in effect at the time of recovery.